Exhibit 99.1

StoneCo Sells Stake in Banco Inter

Georgetown, Cayman Islands, February 1, 2023 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) announces today that it has sold 16.8 million shares of Banco Inter, representing the totality of StoneCo's stake in the company. The shares were sold at a price of R$12.96, equivalent to R$218 million.

The movement follows Stone’s goal to focus on the core operation of Financial Services and Software. During the second quarter of 2022 Stone had already announced a partial sale equivalent to 21.5% of the shares it held at Banco Inter through the cash-out option offered in Inter’s corporate restructuring.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co